New Duke Holdco, Inc.

222 Berkeley Street, 5th Floor

Boston, Massachusetts 02116

December 8, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549.

Attention: Stacey Peikin; Jennifer López-Molina

Re:	Acceleration Request for New Duke Holdco, Inc. Registration Statement on Form S-4 (File No. 333-260174)

To Whom It May Concern:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, New Duke Holdco, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4, File Number 333-260174 (the “Registration Statement”) be accelerated so that it will become effective at 4:00 P.M., New York City time, on December 9, 2021, or as soon as practicable thereafter.

Please contact Scott D. Miller of Sullivan & Cromwell LLP via telephone on (212) 558-3109 or via e-mail (millersc@sullcrom.com), as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page follows]

Securities and Exchange Commission December 8, 2021

Sincerely,

New Duke Holdco, Inc.

By	/s/ R. Stanton Dodge
	Name:	R. Stanton Dodge
	Title:	Secretary

cc:	Stacey Peikin
Jennifer López-Molina
(Securities and Exchange Commission)

Scott D. Miller
(Sullivan & Cromwell LLP)